ALTAI RESOURCES INC.

THIRD QUARTER REPORT TO SEPTEMBER 30, 2001

Issuer Details


02002929

For Quarter Ended : September 30, 2001

Date of Report : November 23, 2001

Issuer Name : Altai Resources Inc.

Address : 111 Lynedock Crescent
Toronto, Ontario, Canada, M3A 2A7

Telephone : 416 383-1328

Fax : 416 383-1686

E-Mail : altai@arex.com

Web Site : www.altairesources.com

Contact : Maria Au, Secretary-Treasurer (Telephone: 416 383-1328)

ALTAI RESOURCES INC.

SCHEDULE B : SUPPLEMENTARY INFORMATION

THIRD QUARTER REPORT TO SEPTEMBER 30, 2001

1. DIRECTORS :
   Dr. Niyazi Kacira
   Maria Au
   Babu Gajaria
   Dr. Didier Pomerleau
   Dr. K. Sethu Raman

2. OFFICERS :
   Dr. Niyazi Kacira – President and CEO
   Maria Au – Secretary-Treasurer

3. REGISTRAR & TRANSFER AGENT :
   Computershare Trust Company of Canada
   100 University Avenue, 8th Floor,
   Toronto, Ontario, Canada, M5J 2Y1

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)

		September 30, 2001 (Unaudited)		December 31, 2000 (Audited)
ASSETS				
Current				
Cash and cash equivalents	$	96,298	$	9,407
Marketable securities (Note 1)		50,260		50,260
Accounts receivable		28,671		11,621
		175,229		71,288
Share Investment (Note 2)		–		1
Note receivable		546,903		546,903
Investment in subsidiaries		813,477		912,641
Interests in mining properties		1,781,885		1,830,764
Natural gas interest		1,261,846		1,084,005
Investment in technology projects		1,069,673		1,066,434
Capital assets		1,229		2,088
	$	5,650,242	$	5,514,124
LIABILITIES				
Current				
Account payable (Note 3 and 7)	$	124,251	$	63,403
Due to director (Note 4)		60,000		–
		184,251		63,403
Convertible note (Note 5 and 7)		450,000		450,000
Convertible note interest payable (Note 5 and 7)		43,049		23,736
		677,300		537,139
SHAREHOLDERS' EQUITY				
Share capital (Note 6)		8,474,029		8,324,029
Deficit		(3,501,087)		(3,347,044)
		4,972,942		4,976,985
	$	5,650,242	$	5,514,124

Approved on behalf of the board:





Niyazi Kacira
Director

Maria Au
Director

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)
(In Canadian Dollars)

	Three Months Ended September 30		Nine Months Ended September 30	
	2001	2000	2001	2000
Revenue				
Investment and miscellaneous income	$ 398	$ 1,417	$ 1,881	$ 9,152
Interest earned on note receivable	53,841	45,507	148,486	125,923
Recovery on disposition of share investment (Note 2)	59,155	–	59,155	–
	113.394	46,924	209,522	135,075
Expenses				
Administrative expenses	48,209	31,136	83,865	119,186
Financing expenses	–	–	–	20,681
Provision for doubtful accounts	53,841	45,507	148,486	125,923
Non resource project expense	–	–	–	106
Convertible note interest expense	4,808	7,352	19,313	16,383
Write down share investment (Note 2)	(400)	–	–	–
Abandonment and write offs	56,144	–	56,144	–
Prospecting and general	133	139	800	366
Amortization	286	286	858	1,275
	163,021	84,420	309,466	283,920
Net loss before share of net loss of equity investment	(49,627)	(37,496)	(99,944)	(148,845)
Share of net loss of equity investment	(8,680)	(17,509)	(54,099)	(50,621)
Net Loss	(58,307)	(55,005)	(154,043)	(199,466)
Deficit, beginning of period	(3,442,780)	(3,047,612)	(3,347,044)	(2,903,151)
Deficit, end of period	$ (3,501,087)	$ (3,102,617)	$ (3,501,087)	$ (3,102,617)
Net loss per share (weighted average)	$ (0.003)	$ (0.003)	$ (0.009)	$ (0.012)

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In Canadian Dollars)

	Three Months Ended September 30		Nine Months Ended September 30	
	2001	2000	2001	2000
Operating activities				
Net loss	$ (58,307)	$ (55,005)	$ (154,043)	$ (199,466)
Item not affecting cash :				
Share of net loss of equity investment	8,680	17,509	54,099	50,621
Convertible note interest expense	4,808	7,352	19,313	16,383
Abandonment and write offs	56,144	–	56,144	–
Amortization	286	286	858	1,275
	11,611	(29,858)	(23,629)	(131,187)
Decrease (Increase) in accounts Receivable	(27,349)	1,498	(17,050)	46,902
Decrease in prepaid expenses	–	–	–	10,000
Increase (decrease) due to director	60,000	–	60,000	–
Increase (decrease) in accounts payable	67,795	(2,272)	60,849	11.447
Cash used in operating activities	112,057	(30,632)	80,170	(62,838)
Investing activities				
Deferred exploration expenditures	(2,715)	(9,268)	(7,266)	(34,480)
Investment in technology projects	(443)	(1,483)	(3,239)	(1,004,335)
Natural gas interests	(168,222)	(43,544)	(177,842)	(44,581)
Proceeds on sale of marketable Securities	–	12,799	–	12,799
Share investment	–	(2)	–	(183)
Investment in subsidiaries	1	(721)	45,068	(746)
Cash provided by (used in) investing Activities	(171,379)	(42,219)	(143,279)	(1,071,526)
Financing activities				
Issue of shares	150,000	–	150,000	292,032
Issue of convertible note	–	–	–	450,000
Cash provided by financing activities	150,000	–	150,000	742,032
Change in cash	90,678	(72,851)	86,891	(392,332)
Cash, beginning of period	5,620	122,795	9,407	442,276
Cash, end of period	$ 96,298	$ 49,944	$ 96,298	$ 49,944

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in Canadian Dollars except otherwise stated)

1. Marketable securities

The marketable securities on hand at September 30, 2001 had a market value of $112,074.

2. Share investment

The share investment represented 943,500 shares of Ace Developments Ltd. ("Ace") (name changed to ASP123.com, Systems Inc. in 1999 and shares consolidated 4 for 1. The Company's 943,500 Ace shares became 235,875 ASP123.com Systems, Inc. shares) acquired on the sale of Oro Sunkwa Inc. The Company granted an option to three directors/ex-director of Ace to acquire all the shares held by the Company at $1.00 per share at any time on or after December 30, 1997 and up to and including January 30, 1998. This option expired without being exercised. The Company was granted an option by these same directors/ex-director to require these directors/ex-director to purchase all the shares of Ace held by the Company at $0.85 per share at any time on or after January 30, 1998 and up to and including February 28, 1998. On February 24, 1998 the Company exercised this option.

On February 10, 1998 the Company was served with a statement of claim by one of the three Ace directors/ex-director in the Option Agreement, with the latter's claim that the Option Agreement was void and unenforceable by the Company. In the Company's opinion the claim had no merit.

The Company defended these actions and filed a statement of claim against the three Ace directors/ex-director to fulfill the terms of the Option Agreement and against Ace (ASP123.com Systems, Inc.) for the value under the terms of the Option Agreement and against the three Ace directors/ex-director and Ace (ASP123.com Systems, Inc.) for damages, cost and interest.

The legal case was settled out of court in September 2001. The total amount paid by one of the three Ace directors/ex-director to the Company under the settlement was $109,000, $50,000 of which was paid in cash on the settlement date as consideration for the purchase by a third party trust of the interest owned by the Company in the 235,875 shares in ASP123.com Systems Inc. (the said shares had no market value at the legal case settlement date since trading in the shares had been halted; and the transfer of the said shares was completed in October 2001), and the balance $59,000 was paid in the form of an unconditional and irrevocable Letter of Credit issued by the Canadian Imperial Bank of Commerce payable to the Company on or after September 14, 2002 and expiring on October 14, 2002. A second one of these three Ace directors/ex-director separately paid $3,500 to the Company under settlement of the legal case.

As at December 31, 2000, the share investment had been written down to $1. The legal case settlement proceeds net of all expenses for that share investment incurred in year 2001 has been recorded as recovery on disposition of share investment.

3. Accounts payable

The accounts payable includes the following:

a. $49,209 (including interest) of legal fees, owing by Altai Technologies Inc. ("Altai Technologies"), the Company's wholly-owned subsidiary, to Gowling Lafleur Henderson LLP ("Gowlings").

   In January 2001, the Company assumed this obligation from Altai Technologies due the latter's failure in financing and signed a convertible debenture agreement with Gowlings for the principal of $46,866 bearing interest at 6% per annum starting from December 1, 2000 and maturing on March 31, 2002.

   In October 2001, 50% of the said debt was paid in cash and the balance 50% was converted into 246,045 common shares of the Company at $0.10 per share issued to Gowlings.

b. Another accounts payable was converted into 30,000 common shares of the Company at $0.12 per share in October 2001.

4. Due to Director

In September 2001, a director advanced an interest-free temporary loan of $60,000 to the Company. The loan was repaid in early October 2001.

5. Convertible note and convertible note interest payable

The convertible note of $450,000 bearing interest at 6.5% per annum and maturing on March 10, 2003 was issued on March 10, 2000 by Altai Technologies Inc. for the purpose of financing Altai Technologies' high technology projects. The principal and interest were convertible, at the option of the note holder, to fully paid and non-assessable common shares of Altai Technologies Inc. within a specific time period following the completion of Altai Technologies' initial public distribution of its securities and at a conversion price equal to 75% of the issue price of the said securities in the initial distribution pursuant to a financing. With Altai Technologies' failure in financing, there was no plan for that company to go public in the near future.

In October 2001 the note principal ($450,000) and interest to and including August 29, 2001 ($43,049), totaling $493,049 were converted into 4,108,739 common shares of the Company at $0.12 per share.

6. Share capital

As at September 30, 2001:

a. Authorized share capital:
An unlimited number of common shares of no par value

b. Issued share capital:

	No. of shares	Amount
Issued at December 31, 2000	16,283,770	$8,324,029
Issued for cash in the nine months ended September 30, 2001	1,000,000	150,000
Issued at September 30, 2001	17,283,770	$8,474,029

c. Stock options:
Pursuant to the Company's 1987 and 1996 incentive stock option plans, there were 930,000 outstanding option shares granted to directors, officers and employees at prices ranging from $0.14 to $0.49 per share and expiring at dates ranging from January 19, 2002 to May 13, 2004; and 873,073 shares have been reserved for future stock option grants.

d. Escrowed shares:
219,667 shares

7. Subsequent Events

a. The Company commenced trading on the Canadian Venture Exchange on October 10, 2001, and was suspended from the Toronto Stock Exchange on the same date for not meeting the market capitalization requirement for continued listing.

b. On October 9, 2001 the following debts were converted into a total of 4,384,784 common shares of the Company:
   i. Altai Technologies Inc.'s convertible note and interest totaling $493,049 converted into 4,108,739 common shares of the Company (also refer to Note 5); and
   ii. other debts of $28,200 converted into 276,045 common shares of the Company (also refer to Note 3).

c. A $150,000 private placement of 1,250,000 units at $0.12 per unit was closed on October 9, 2001. Each unit consists of one common share and one whole share purchase warrant. Each whole share purchase warrant entitles the warrant holder to purchase one additional common share at $0.13 per share on or before the first anniversary of the closing date and at $0.15 per share on or before the second anniversary of the closing date. It was a non-arms length transaction.

ALTAI RESOURCES INC.

SCHEDULE C : MANAGEMENT DISCUSSION AND ANALYSIS

OPERATIONS

The Company is a junior natural resource exploration company with its properties mainly in Canada and the Philippines and at the present time does not have a producing mineral property.

While the Company fully met the minimum exploration expenditures requirement for continued listing on the Toronto Stock Exchange ("TSE"), it was determined in the third quarter 2001 that it did not at that time meet their market capitalization requirement. The Company applied for listing on the Canadian Venture Exchange ("CDNX") in August 2001 and commenced trading on CDNX on October 10, 2001, when it was simultaneously suspended from trading on TSE.

In September 2001, the legal case in British Columbia involving the Company and three individuals re a share investment was settled out of court. The Company had written down the investment and its related expenses to $1 at December 31, 2000 since the shares had no market value as trading in the shares had been halted and remained so at the date of the legal case settlement. Net of all expenses incurred in the year 2001, the company recovered for that investment approximately $59,000 from the settlement proceeds received from two individuals involved in the legal case.

LIQUIDITY AND FINANCING

The junior mining companies continued to be affected by the depressed commodity prices and lack of investor interest.

In August 2001, the Company raised $150,000 through flow-through private placement at $0.15 per share to fund its share of the $187,000 work program on its Lac St. Pierre gas project.

To boost the working capital of the Company, the Board of the Company approved a non-arms length private placement of 1,250,000 units at $0.12 per unit which closed in October 2001.

It was also negotiated successfully to convert most of the debts on the Company's consolidated balance sheet into common shares of the Company when its shares commenced trading on the CDNX. As a result, the convertible note of Altai Technologies Inc., its wholly owned subsidiary, of $493,049 and other debts of $28,200 in the consolidated balance sheet of the Company were converted into common shares of the Company in October 2001. Since then the Company has become debt free in its consolidated balance sheet.

PROJECTS

The Company and its joint venture partner in the Lac St. Pierre gas project, Petro St-Pierre Inc., completed a seismic survey to further extend the deep gas target in the Lac St. Pierre gas property. The Company funded $150,000 for this work program of $187,000 (the balance paid by Petro St-Pierre Inc.). A report on the survey has been completed at the end of October 2001. In the report, the consultant, Claude Robillard, member of the Association of Professional Geologists and Geophysicists of Quebec, recommends a 1,500 meters (5,000 feet) deep well to test two deep gas targets as well as the overlying shallow reservoir, all outlined by seismic surveys. The Company's share of the program expenditures will be about $131,000. A multi-year business plan to develop the project as a gas storage facility is now being prepared by the consultants and will be available by the beginning of December 2001. The joint venture will then work on securing financing for the development phase of the project.

The remaining claims of the Company's Killala Township gold property in Ontario, Canada have been abandoned on expiry of the claims and the exploration expenditures have been written off.

The Management of Altai Philippines Mining Corporation ("APMC") met in November in Manila, Philippines to plan the activities of that company over the next year. The emphasis is to advance APMC's high-grade gold project on Lahuy Island, Philippines.

In addition to its resource projects, the Company has approximately $1,070,000 investment in two technology projects through Altai Technologies Inc., including approximately $1,050,000 expenditures on the Mapcheck Inc. investment. Management is reviewing these investments on an ongoing basis. There is currently no further expenditure on the technology projects by the Company.